

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2017

Adam Logal
Senior Vice President, Chief Financial Officer
OPKO Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

     Re: Opko Health, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed March 1, 2017
         File No. 001-33528

Dear Mr. Logal:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance